Exhibit 99.1

JA Solar Provides Details of a Fire Accident at Its Cell Production Facility in Yangzhou

BEIJING, July 13, 2017 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today provided details of a fire accident that occurred at the Company’s cell facility in Yangzhou, Jiangsu province, China.

The fire broke out at around 1:32 AM Beijing time on July 13, 2017 at Fab 7 of JA Solar’s cell facility in Yangzhou.  The fire was completely put out by firefighters at around 6:00 AM and there were no casualties or injuries in the incident. The equipment being affected were the old production lines installed in 2009 and had been scheduled for replacement within one year. The Company expects the interruption of the cell production to be minimum. Based on the Company’s estimates, the incident impacted approximately 6% of the Company’s total cell production capacity. JA Solar maintains insurance coverage for all its production equipment and has started the process to make insurance claims associated with the incident. The cause of the fire at the Yangzhou facility remains under investigation.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

For more information, please visit www.jasolar.com.

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